                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                (AMENDMENT NO. 4)
                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                        CENTENNIAL HEALTHCARE CORPORATION
                            (NAME OF SUBJECT COMPANY)
                            HILLTOPPER HOLDING CORP.
                          HILLTOPPER ACQUISITION CORP.
                      WARBURG, PINCUS EQUITY PARTNERS, L.P.
                              WARBURG, PINCUS & CO.
                                J. STEPHEN EATON
                                  ALAN C. DAHL
                               KENT C. FOSHA, SR.
                             LAWRENCE W. LEPLEY, JR.
                        CENTENNIAL HEALTHCARE CORPORATION
                       (NAME OF FILING PERSON -- OFFEROR)
                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                    150937100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)
                             -----------------------
                                 DAVID WENSTRUP
                          VICE PRESIDENT AND SECRETARY
                            HILLTOPPER HOLDING CORP.
                       C/O E.M. WARBURG, PINCUS & CO., LLC
                              466 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                            TELEPHONE: (212) 878-0600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                             -----------------------
                                    COPY TO:

    DARYL R. GRISWOLD, ESQ.        STEVEN J. GARTNER, ESQ.         PAUL A. QUIROS, ESQ.
     CENTENNIAL HEALTHCARE          DAVID K. BOSTON, ESQ.           LYNN S. SCOTT, ESQ.
          CORPORATION
 400 PERIMETER CENTER TERRACE      WILLKIE FARR & GALLAGHER           KING & SPALDING
           SUITE 650                  787 SEVENTH AVENUE           191 PEACHTREE STREET
    ATLANTA, GEORGIA 30346         NEW YORK, NEW YORK 10019       ATLANTA, GEORGIA 30303
   TELEPHONE: (770) 698-9040      TELEPHONE: (212) 728-8000      TELEPHONE: (404) 572-4600

                             -----------------------

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/ third-party tender offer subject to Rule 14d-1.
/ / issuer tender offer subject to Rule 13e-4.
/X/ going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. /X/

================================================================================

      This Amendment No. 4 (this "AMENDMENT") amends and supplements the Tender Offer Statement on Schedule TO filed by Hilltopper Holding Corp., a Delaware corporation ("PARENT"), Hilltopper Acquisition Corp., a Georgia corporation ("PURCHASER"), Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership, Warburg, Pincus & Co, a New York general partneship, J. Stephen Eaton, Alan C. Dahl, Kent C. Fosha, Sr., Lawrence W. Lepley, Jr. and Centennial HealthCare Corporation, a Georgia corporation ("CENTENNIAL") on March 17, 2000, as amended (the "SCHEDULE TO") relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $0.01 per share (the "SHARES"), of Centennial at a purchase price of $5.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "OFFER TO PURCHASE") and in the related Letter of Transmittal (which, as amended or supplemented from time to time, collectively constitute the "OFFER"), copies of which are attached as Exhibits (a)(1) and
(a)(2) to the Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase.

ITEMS 1 THROUGH 9 AND 11.

      Items 1 through 9 and 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding thereto the following:

      On May 2, 2000, Parent announced that Purchaser has accepted for payment 6,179,862 Shares representing approximately 51.8% of the outstanding Shares (including 132,900 Shares tendered by means of guaranteed delivery), at $5.50 per share in cash in accordance with the Offer. These Shares, when taken together with the 4,710,252 Shares being contributed to Parent by the Contributing Shareholders, represent approximately 91.3% of the outstanding Shares. 1,033,504 Shares (not including the 4,710,252 Shares being contributed to Parent by the Contributing Shareholders) were not tendered and remain outstanding. The Offer expired at 5:00 p.m., New York City time, on Monday, May 1, 2000.

      As previously disclosed, Parent intends to merge Purchaser with and into Centennial in accordance with the merger provisions under Georgia law. As a result of the merger, Centennial will become a wholly owned subsidiary of Parent and each remaining outstanding Share will be converted, subject to appraisal rights, into the right to receive $5.50 in cash, without interest.

      The full text of Parent's May 2, 2000 press release is attached as Exhibit
(a)(10) hereto and incorporated herein by reference.

ITEM 12.  EXHIBITS.

      (a)(10)     Text of Press Release issued by Parent on May 2, 2000.



                               Page 2 of 4 Pages

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 2, 2000

                                          HILLTOPPER ACQUISITION CORP.



                                          By  /s/ David Wenstrup
                                             -----------------------------------
                                               Name:  David Wenstrup
                                               Title: Vice President and
                                                      Secretary



                                          HILLTOPPER HOLDING CORP.



                                          By  /s/ David Wenstrup
                                             -----------------------------------
                                               Name:  David Wenstrup
                                               Title: Vice President and
                                                      Secretary



                                          WARBURG, PINCUS EQUITY PARTNERS, L.P.

                                             By:  Warburg, Pincus & Co.,
                                                  General Partner



                                          By  /s/ Joel Ackerman
                                             -----------------------------------
                                               Name:  Joel Ackerman
                                               Title: Managing Director



                                          WARBURG, PINCUS & CO.



                                          By  /s/ Joel Ackerman
                                             -----------------------------------
                                               Name:  Joel Ackerman
                                               Title: Partner



                               Page 3 of 4 Pages

                                               /s/ J. Stephen Eaton
                                               ---------------------------------
                                               J. Stephen Eaton



                                               /s/ Alan C. Dahl
                                               ---------------------------------
                                               Alan C. Dahl



                                               /s/ Kent C. Fosha, Sr.
                                               ---------------------------------
                                               Kent C. Fosha, Sr.



                                               /s/ Lawrence W. Lepley, Jr.
                                               ---------------------------------
                                               Lawrence W. Lepley, Jr.



                                          CENTENNIAL HEALTHCARE CORPORATION



                                          By  /s/  J. Stephen Eaton
                                             -----------------------------------
                                               Name:  J. Stephen Eaton
                                               Title: Chief Executive Officer





                               Page 4 of 4 Pages